Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The following is a list of the subsidiaries of Oritani Financial Corp.:
Name	State of Incorporation
Oritani Bank	New Jersey**
Hampshire Financial LLC	New Jersey**
Oritani, LLC	Delaware**
Oritani Financial Services, Inc.	New Jersey*
Orman LLC	New Jersey*
Oritani Holding Company	New Jersey*
Oritani Asset Corporation	New Jersey**
ZORM 2009, LLC	New Jersey*

*	Subsidiary of Oritani Bank
**	Subsidiary of Oritani Financial Corp.